Exhibit 99.6
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference into the Registration Statements on Form F-3/A, (Nos. 333-145098 and 333-149916) of our report dated April 14, 2009, except for the effects of a reverse stock split effective October 1, 2010 discussed in Note 13 to the consolidated financial statements, as to which the date is March 29, 2011, relating to the financial statements, which appear in FreeSeas Inc.’s Current Report on Form 6-K dated March 30, 2011, We also consent to the reference to us under the heading “Experts” in such Registration Statements.

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 29, 2011